UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

CONTENTS

Results of Annual and Special General Meeting of Shareholders

On October 24, 2025, Wearable Devices Ltd. (the “Company”) convened its Annual and Special General Meeting of Shareholders (the “Meeting”).

The Meeting was initially adjourned due to there not being a required quorum present to open and conduct it at the initial time of 11:00 a.m. (Israel time). However, the adjourned Meeting was eventually held at 12:00 p.m. (Israel time). At the adjourned Meeting, a quorum was present and the shareholders of the Company voted upon and approved, by the applicable required majority Proposal Nos. 1 through 10, as were proposed and described in the Company’s Notice and Proxy Statement for the Meeting, which were included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2025.

Amended and Restated Compensation Policy

At the Meeting, among other items, the Company’s shareholders approved an amendment and restatement of the current Compensation Policy for the Company’s executive officers and directors (the “Compensation Policy”). The amendments to the Compensation Policy relate to, among other things: (1) the addition of certain definitions to the Compensation Policy; (2) changes to the advance notice period for an office holder; (3) changes to the retirement terms of an office holder and adjustment grants; (4) revisions to the additional adjustment grant based on certain determined criteria; (5) inclusion of a non-compete period for an office holder; (6) revisions to the terms for entitlement to a special bonus; and (7) revisions to the events which may entitle office holders to acceleration of any unvested equity-based compensation.

The foregoing description of the Compensation Policy is qualified in its entirety by reference to the Amended and Restated Compensation Policy filed as Exhibit 99.1 hereto and incorporated herein by reference.

Amended and Restated Articles of Association

At the Meeting, among other items, the Company’s shareholders approved an increase to the Company’s authorized share capital by 450,000,000 ordinary shares, no par value per share, and the amendment of the Company’s Amended and Restated Articles of Association (the “Articles”) to reflect the same. Accordingly, the authorized share capital of the Company consists of 500,000,000 ordinary shares. The amendment to the Articles became effective at the Meeting immediately after shareholders’ approval.

The foregoing description of the Articles is qualified in its entirety by reference to the Amended and Restated Articles of Association filed as Exhibit 99.2 hereto and incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K (this “Report”), including its exhibits, is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-290148, 333-284010, 333-269869 and 333-274343) and on Form F-3 (File Nos. 333-274841 and 333-287247) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated Compensation Policy for the Company’s Executive Officers and Directors.
99.2	Amended and Restates Articles of Association of the Company, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: October 24, 2025	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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